SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May, 2008, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	310,716	0.0900	0.0506
Shares	Preferred	1,489,183	0.5529	0.2424
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Directly with the Company	Sell	09	1,414	109.38	154,663.32
Shares	Common	Directly with the Company	Sell	26	179	111.39	19,938.81
			Total Sell		1,593		174,602.13
Shares	Preferred	Directly with the Company	Sell	09	3,312	125.43	415,424.16
			Total Sell		3,312		415,424.16

Shares	Common	Directly with the Company	Buy	26	2,066	45.97	94,991.59
Shares	Common	Directly with the Company	Buy	26	1,200	45.97	55,170.00
			Total Buy		3,266		150,161.59
Shares	Preferred	Directly with the Company	Buy	26	10,333	45.97	475,095.89
Shares	Preferred	Directly with the Company	Buy	26	6,000	45.97	275,850.00
Shares	Preferred	Directly with the Company	Buy	30	1,217	134.19	163,309.23
Shares	Preferred	Directly with the Company	Buy	30	1,353	120.77	163,401.81
Shares	Preferred	Directly with the Company	Buy	30	4,657	134.19	624,922.83
Shares	Preferred	Directly with the Company	Buy	30	5,174	120.77	624,863.98
Shares	Preferred	Directly with the Company	Buy	30	1,917	134.19	257,242.23
Shares	Preferred	Directly with the Company	Buy	30	2,129	120.77	257,119.33
Shares	Preferred	Directly with the Company	Buy	30	1,072	134.19	143,851.68
Shares	Preferred	Directly with the Company	Buy	30	1,192	120.77	143,957.84
Shares	Preferred	Directly with the Company	Buy	30	1,204	134.19	161,564.76
Shares	Preferred	Directly with the Company	Buy	30	1,337	120.77	161,469.49
Shares	Preferred	Directly with the Company	Buy	30	557	134.19	74,743.83
Shares	Preferred	Directly with the Company	Buy	30	618	120.77	74,635.86
Shares	Preferred	Directly with the Company	Buy	30	180	134.19	24,154.20
Shares	Preferred	Directly with the Company	Buy	30	200	120.77	24,154.00
Shares	Preferred	Directly with the Company	Buy	30	369	134.19	49,516.11
Shares	Preferred	Directly with the Company	Buy	30	409	120.77	49,394.93
Shares	Preferred	Directly with the Company	Buy	30	1,401	134.19	188,000.19
Shares	Preferred	Directly with the Company	Buy	30	1,557	120.77	188,038.89
			Total Buy		42,876		4,125,287.08
End Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class	Total
Shares	Common	312,389	0.0905	0.0508
Shares	Preferred	1,528,747	0.5676	0.2488

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2008, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	311,956,437	90.4020	50.7726
Shares	Preferred	123,795,674	45.9622	20.1484
Simple Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	5,000	6.1196	2.4212

Transactions in the Month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Transaction	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Directly with the Company	Buy	30	6,243	134.19	837,748.17
Shares	Common	Directly with the Company	Buy	30	6,936	120.77	837,660.72
Shares	Common		Total Buy		13,179		1,675,408,29

End Balance

			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	311,956,437	90.4020	50.7726
Shares	Preferred	123,808,853	45.9670	20.1505
Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	5,000	6.1196	2.4212

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.
(*)	Each ADR is equivalent to 1 share
Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2008, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance
			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	274	0.0001	0.0000

Transactions in the Month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Transference	Ownership change (Sell)	14	1	0.00	0.00

Total

			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	273	0.0001	0.0000

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In May 2008, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( ) Management	( ) Fiscal Council	( X ) Technical and Consulting Committees

Initial Balance

			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	19	0.0000	0.0000
Shares	Preferred	69	0.0000	0.0000

End Balance

			%
Securities / Derivatives	Securities Characteristics (2)	Quantity	Same Class and Type	Total
Shares	Common	19	0.0000	0.0000
Shares	Preferred	69	0.0000	0.0000

(1)
When filing in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)	Issue/Series, convertibility, simple, term, guaranties, type/class, among others.
(3)	Quantity multiplied by price.

Note:	These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations